Mail Stop 6010

July 27, 2006

Mr. Philip G. Franklin
Vice President and Chief Financial Officer
LittelFuse, Inc.
800 East Northwest Highway
Des Plaines, Illinois 60016

      RE: **LittelFuse, Inc.**
                   Form 10-K for the fiscal year ended December 31, 2005
                   Filed March 16, 2006
                   File No. 0-20388

Dear Mr. Franklin:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                       Sincerely,

                                       Martin F. James
                                       Senior Assistant Chief Accountant